# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SERVOTRONICS INC /DE/, CIK 0000089140
CUSIP: 817732100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059
Date of event which requires filing of this statement: 04/05/2024
Amends the filing with accession number 0001193125-22-305969
Filed by CIK 0001956975
Persons authorized to receive notices and communications: Thomas Hughes, 50 Fountain Plaza, Suite 1700, Buffalo, New York (NY), 14202, 7168535100

## Reporting persons
- Beaver Hollow Wellness, LLC (CIK 0001956975): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 428,557; shared dispositive power 428,557; aggregate amount beneficially owned 428,557 (16.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SERVOTRONICS INC /DE/
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned. The aggregate percentage of the shares of Common Stock reported is based upon 2,543,313 shares of Common Stock issued and outstanding as of March 22, 2024, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 22, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Beaver Hollow Wellness, LLC has disposed of the Common Stock in the past sixty days as follows:
(i) March 22, 2024, BHW sold 12,362 shares of Common Stock for the per share price of $12.5356 through its securities broker.
(ii) March 25, 2024, BHW sold 11,638 shares of Common Stock for the per share price of $12.50 through its securities broker.
(iii) March 26, 2024, BHW sold 1,250 shares of Common Stock for the per share price of $12.6152 through its securities broker.
(iv) April 5, 2024, BHW sold 600 shares of Common Stock for the per share price of $12.3325 through its securities broker.
(v) April 8, 2024, BHW sold 7,500 shares of Common Stock for the per share price of $12.25 through its securities broker.

## Signatures
- Beaver Hollow Wellness, LLC: /s/ Paul L. Snyder III, Paul L. Snyder III Chief Executive Officer (04/09/2024)
Comment: Power of